Exhibit 99.1

Sapiens Announces a New Version of its Reporting Tool for General Ledger Accounting for Insurance

The latest version facilitates anytime access to real-time data and analytics, and board-room quality reports produced in mere seconds

Holon, Israel – December 04, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced a new version of its reporting tool for general ledger accounting. F9 version 6 (v6) is a robust, next-generation financial tool that improves reporting by linking Microsoft® Excel with Sapiens FinancialPro and Sapiens Financial GO, accounting software that is designed for insurers to meet their unique requirements for cash, statutory and GAAP reporting, as well as unique allocation and consolidation needs.

F9 is offered in partnership with Infor, a global leader in business cloud software products.

The business logic contained in this new version interprets technical or database information and converts it into business or financial accounting terminology, so that an accounting user can easily design and create reports. This offers users more time to analyze results and focus on their core business and strategic planning.

“This enhanced version of F9 equips Sapiens’ insurance customers with the enhanced and streamlined reporting functions they require to run their businesses more effectively, including anytime access to real-time data and analytics for improved, Excel-based reporting of financials,” said Julie Kramer, vice president of Sapiens’ financial & compliance team.

Updated features in v6 include:

●	Report Writer, which provides scheduling for report automation management, generation and distribution

●	Viewer, which offers accessibility to updates and enhanced filtering

●	Scheduling Hub, which enables organizations to run hundreds of reports in multiple file formats

Users will find other fast and intuitive functionalities, including enhancements to the insert functions and data refresh capabilities. F9 v6 is available as an enhancement to Sapiens FinancialPro and Sapiens Financial GO accounting systems.

“Sapiens’ financial & compliance team continues to work diligently to ensure that our customers have the latest and most up-to-date technology,” said Roni Al-Dor, president and CEO, Sapiens. “An enhanced user experience and instant access to data are fundamental pillars of Sapiens’ software design strategy, and I am pleased that Sapiens continues to apply these important principles to the financial & compliance market.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com